EXHIBIT 4.3

Stock Transfer agreement

Parties
Golden Group Corporation (Shenzhen) Limited
Apex Wealth Enterprise Ltd. (“Apex”)
Shenzhen Yuanda Weishi Technology Ltd. (“Yuanda”)
Jianguo Jiang and Jing Li

Background

Golden Group Corporation (Shenzhen) Limited (“Golden”), which is a wholly owned subsidiary of Apex Wealth Enterprise Ltd. (“Apex”), on behalf of Apex, will acquire the stock of Shenzhen Yuanda Weishi Technology Ltd. (“Yuanda”), including stock of Bantian factory owned by Yuanda’s shareholders, to expand its security and surveillance system business.

Yuanda has registered capital of RMB 500,000 and has a net asset of no less than RMB 1,000,000 at the time this agreement becomes effective.

Transfer of Stock

2.1 Golden hereby acquires all of the issued and common stock of Yuanda, including stocks of Bantian Factory owned by Jianguo Jiang and Jing Li, for RMB 1,000,000 and Two Hundred Thousand (200,000) shares of Common Stock of Apex. After the consummation of the transaction, the net asset of Yuanda should not be less than RMB 1,000,000.

2.2 Golden agrees to grant to Mr. Jiang 100,000 shares of Apex’s stock on condition that Mr. Jiang’s two year business plan is approved by the Golden and his work performance is satisfactory.

2.3 Payment and Delivery of Common Stock

The payment and the delivery of the stock is schedule as follows:
(1) On the date of the execution of the agreement, Golden shall pay RMB 300,000 to Yuanda,

(2) On the date of official transfer of Yuanda’s stock to Golden (“Transfer Date”), Golden shall pay approximately RMB 200,000 to Yuanda Weishi.

(3) Within 35 days following the Transfer Date, Golden shall pay approximately RMB 500,000 and delivered the agreed upon 200,000 shares of Common Stock of Apex to Yuanda. Golden hereby agrees to grant 12,500 shares of Apex’s common stock to Yuanda seasonably on the condition that Jianguo Jiang realizes profits projected in the business plan, which was approved by both Yuanda and Golden.

2.4 Yuanda guarantees to fulfill the obligations under 2.1 within 10 days after the execution of the agreement.

Representations and Warranties of Golden

3.1 Golden’s warrants that the transfer of Apex’s shares to Yuanda is valid. Golden has full power and authority to enter into this agreement.

3.2. Golden agrees to fulfill its obligations under 2.2 and 2.3.

3.3. Golden represents and warrants that Yuanda can transfer part of Apex’s shares after 1 year of holding subject to SEC’s regulations, and that Yuanda can freely transfer Apex’s shares on the stock market after two years of holding subject to SEC’s regulations.

3.4 Golden is a corporation duly organized, validly existing, and in good standing under the laws of the People’s Republic of China. The execution of the agreement and the transfer of the stock have been duly authorized by all requisite corporate action.

Representations and Warranties of Yuanda and Jianguo Jiang and Jing Li

4. 1 Yuanda represents and warrants that its shares to be transferred to Golden are valid and free of any liability or encumbrance. Yuanda also warrants that, except as having been disclosed to and confirmed by Golden, it does not has any material liabilities or contingent material liabilities. Both party warranted that the execution of the agreement and the transfer of the stock have been duly authorized by all requisite corporate action.

4.2 Golden agrees to retain Jianguo Jiang as an officer of Golden and he is responsible for carrying on the business originally conducted by Yuanda. Golden agrees to grant to Mr. Jiang 100,000 shares of Apex’s stock, subject to certain conditions based on Mr. Jiang’s work performance. From November 1, 2005 to October 30,2007, the profits realized by Mr. Jiang’s management shall not be less than RMB 1.25 million per business season, or RMB 10 million in total.

4.3 Yuanda is a corporation duly organized, validly existing, and in good standing under the laws of the People’s Republic of China. The execution of the agreement and the transfer of the stock have been duly authorized by all requisite corporate action. Jianguo Jiang and Jing Li agree to assume all the debt and financial obligations of Yuanda existing at the time of the execution of the agreement.

4.4 Within 5 years after the commencement of his employment, Mr. Jiang agrees not to resign without good cause and not to engage in any business substantially related to the field of technology security.

Remedies and Dispute Resolution

5.1 The agreement set forth certain provisions of liquidated damage if material breach occurs on the part of Golden.

5.2 The agreement set forth certain provisions of liquidated damage if material breach occurs on the part of Yuanda.

5.3 If Yuanda breaches the obligations set forth in 4.3, former shareholders of Yuanda are solely responsible for all the debts and financial obligations not disclosed to Golden, which has the right to terminate the agreement and demand damages incurred therein from Yuanda.

Dispute Resolution

The parties agree to submit the matter to China International Economic and Trade Arbitration Commission (Shenzhen), or CIETA (Shenzhen). Any dispute shall be arbitrated under CIETA rules. The decision of CIETA (Shenzhen) is final and conclusive.

Jointly and Severally Liability

Apex, as the parent company of Golden, agrees to be jointly and severally liable for the performance of obligations by Golden. Jianguo Jiang and Jing Li, as former shareholders of Yuanda, agree to be jointly and severally liable for the performance of obligations by Yuanda .

Effectiveness

The agreement will become effective after the results of subsequent appraisal and examination are approved by the Board of Directors of each party.

Integration Clause

This agreement constitutes the entire contract among the parties with respect the subject matter hereof, superseding all prior discussions and communications.

Golden Group Corporation (Shenzhen) Limited
Date: October 25, 2005
/s/ Guoshen Tu

Apex Wealth Enterprise Ltd.
Date: October 25, 2005
/s/ Guoshen Tu

Shenzhen Yuanda Weishi Technology Ltd.
Date: October 25, 2005
/s/ Jianguo Jiang

Shareholders of Shenzhen Yuanda Weishi Technology Ltd.
Date: October 25, 2005
/s/ Guoshen Tu
/s/ Jing Li